Exhibit 99.2

Instrument of Proxy for the 2020 Annual and Special Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of Obsidian Energy Ltd. (“Obsidian Energy”) in connection with the 2020 Annual and Special Meeting of Shareholders to be held on Thursday, July 30, 2020 at 9:00 a.m. (Mountain Daylight Time) at the corporate offices of Obsidian Energy Ltd. located at Suite 200, 207 9th Avenue SW, Calgary, Alberta and any adjournments or postponements thereof (the “Meeting”).

The undersigned shareholder(s) of Obsidian Energy hereby appoints Stephen Loukas, Interim President and Chief Executive Officer of Obsidian Energy, of the City of Calgary, in the Province of Alberta or, failing him, Gordon Ritchie , Chair of the Board of Obsidian Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, the person named below as proxy of the undersigned, with full powers of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Meeting. The shares represented by this Instrument of Proxy shall be voted for or against (or withheld from voting), as applicable, in accordance with the instructions of the shareholder on any matter to be acted upon at the Meeting and, where the shareholder has specified a choice with respect to any matter to be acted upon, the shares shall be voted for or against (or withheld from voting), as applicable, on any matter in accordance with the specification so made.

Print the name of the person you are appointing if this person is someone other than the individuals listed above.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

		FOR	WITHHOLD
1.	Appointment of Auditor

	An ordinary resolution to appoint Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, as auditor of Obsidian Energy for the ensuing year.	☐	☐

			FOR	WITHHOLD
2.	Election of Directors

	01	John Brydson	☐	☐

	02	Raymond D. Crossley	☐	☐

	03	Michael Faust	☐	☐

	04	William A. Friley	☐	☐

	05	Maureen Cormier Jackson	☐	☐

	06	Edward H. Kernaghan	☐	☐

	07	Stephen Loukas	☐	☐

	08	Gordon Ritchie	☐	☐

3.	Advisory vote on Executive Compensation		FOR	AGAINST

Advisory vote approving Obsidian Energy’s approach to executive compensation as more particularly described in the information circular and proxy statement of Obsidian Energy dated June 15, 2020 (the “Information Circular”).

			☐	☐

4.	Amendment to Stock Option Plan		FOR	AGAINST

	A resolution approving an amendment to the Stock Option Plan, as more particularly described in the accompanying Information Circular.		☐	☐

5.	Approval of Unallocated Options		FOR	AGAINST

	A resolution approving all of the unallocated options to acquire common shares under the amended and restated Stock Option Plan, as more particularly described in the Information Circular.		☐	☐

6.	Amendment to RPSU Plan		FOR	AGAINST

	A resolution approving an amendment to the Restricted and Performance Share Unit Plan, as more particularly described in the accompanying Information Circular.		☐	☐

7.	Approval of Unallocated Units		FOR	AGAINST

A resolution approving all of the unallocated share unit awards issuable under the amended and restated Restricted and Performance Share Unit Award Plan, as more particularly described in the accompanying Information Circular.

			☐	☐

The undersigned hereby revokes any proxies previously given with respect to the Meeting.

Dated:
	(MM/DD/YY)	(signature(s) of shareholder(s))

(name(s) of shareholder(s) – please print)

 NOTES:

1.

Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him or her and on his or her behalf at the Meeting. To exercise such right, the name of the shareholder’s appointee should be legibly printed in the blank space provided. The person appointed proxy must be present at the Meeting to vote.

2.	If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.

3.

This Instrument of Proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the shares are registered. If this Instrument of Proxy is undated, it will be deemed to be dated the date on which it was received by or on behalf of Obsidian Energy.

4.	Persons signing this Instrument of Proxy as executors, administrators, trustees, etc. should so indicate and give their full title as such.

5.

This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted to AST Trust Company (Canada) any time up to 9:00 a.m. (Mountain Daylight Time) on July 28, 2020 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment(s) or postponement(s) of the Meeting (the “Proxy Deadline”).

6.

If you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, any time up to the Proxy Deadline. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is valid and submitted by the Proxy Deadline.

7.	For further information, see “Voting Information – Solicitation of Proxies” in the Information Circular.

8.	A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) or postponement(s) of that meeting.

9.

The proxyholder has discretion and authority under this Instrument of Proxy to consider amendments or variations of the matters of business identified in the notice of the Meeting, as well as any other matters properly brought before the Meeting, or any adjournment(s) or postponement(s) thereof. Shareholders are encouraged to review the Information Circular carefully before submitting this Instrument of Proxy. As at June 15, 2020, management of Obsidian Energy was not aware that any such amendments, variations or other matters that are to be presented at the Meeting.

HOW TO VOTE

INTERNET	TELEPHONE

• Go to www.astvotemyproxy.com • Cast your vote online • View Meeting documents	Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760

You will need your Control Number. If you choose to vote online, please do not return this Instrument of Proxy.	FAX
MAIL	Fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.

• Complete and return this Instrument of Proxy in the envelope provided or send to:	EMAIL

AST Trust Company (Canada)	Scan and email to proxyvote@astfinancial.com.
P.O. Box 721
Agincourt, ON M1S 0A1
To vote using your smartphone, please scan this QR Code